Filed by Berry Plastics Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AEP Industries Inc. (“AEP”)

SEC File No. of AEP: #: 001-35117

The following is a transcript of a conference call and webcast hosted by Berry Plastics Group, Inc., on August 25, 2016, at 10 a.m. E.T.:

CORPORATE PARTICIPANTS

Dustin Stilwell Berry Plastics Group, Inc. - Head of IR

Jon Rich Berry Plastics Group, Inc. - Chairman & CEO

Curt Begle Berry Plastics Group, Inc. - President of Engineered Materials Division

Mark Miles Berry Plastics Group, Inc. - CFO

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Berry Plastics conference call regarding proposed acquisitions of AEP Industries.

(Operator Instructions)

As a reminder, this conference is being recorded. I will now turn the call over to your host, Dustin Stilwell, Head of Investor Relations. Please go ahead.

Dustin Stilwell - Berry Plastics Group, Inc. - Head of IR

Good morning, everyone. Thank you for joining us, and welcome to Berry Plastics’ conference call and webcast regarding the Company's proposed acquisition of AEP Industries Incorporated. Today's announcement follows this morning's August 25, 2016 press release. Joining me today from the Company I have Berry's Chairman and Chief Executive Officer, Jon Rich; Chief Financial Officer, Mark Miles; and President of Berry's Engineered Materials Division, Curt Begle. During this call, we will be discussing some non-GAAP financial measures including adjusted EBITDA and adjusted free cash flow. For further information regarding our use of non-GAAP financial measures, see our press release issued today, our latest earnings release, and our filings with the SEC. The presentation discussing the transaction can be accessed through the Company's investor relations page. An archived audio replay of this conference will also be available on the Company's website.

We would like to make it clear that certain statements made today may be forward-looking statements. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the Company and therefore involve a number of uncertainties and risks, including but not limited to those described in the Company's annual report on Form 10-K, other filings with the SEC, and the press release issued today. Therefore, the actual results of operations or financial condition of the Company could differ materially from those expressed or implied in the forward-looking statements. And now, I would like to turn the call over to Berry's Chairman and CEO, Jon Rich.

Jon Rich - Berry Plastics Group, Inc. - Chairman & CEO

Thank you, Dustin. Good morning, everyone, and thank you for joining us on today's call. As Dustin described, we've put together a slide presentation for today's discussion that can be found on our investor website, and I would start this morning by referring you to slide 4. Earlier this morning, we announced the definitive agreement to acquire AEP Industries for $765 million in cash and stock. AEP, which is publicly listed on the NASDAQ stock exchange, is a North American manufacturer of polyethylene-based flexible film products. We have long admired the accomplishments of AEP, a company that started in Lodi, New Jersey in 1970 and has grown dramatically over the past 46 years under the guidance of founder and current Chairman and CEO, Brendan Barba. Based on significant momentum in their business, AEP's most recent four quarters delivered $1.1 billion in sales and just over $100 million in adjusted EBITDA.

Slide 5 provides some details on the terms of the agreement for Berry to acquire all of the outstanding shares of AEP Industries in the cash and stock transaction. Under the terms of the merger agreement, the aggregate consideration will be $765 million, including the assumption of AEP's net debt representing $110 per AEP share to be paid 50% in cash with the remaining 50% to be paid in Berry common stock based upon the closing stock price on August 23, 2016. Upon completion, AEP shareholders will own approximately 5% of Berry's fully diluted shares outstanding. Both companies' boards of directors unanimously support the transaction. We expect to finance the cash portion of the purchase price and fund the repayment of outstanding debt of AEP through the issuance of a new term loan that has already been fully committed.

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This transaction is subject to the approval AEP shareholders and customary regulatory agency reviews. AEP Industries' directors and officers own approximately 20% of the outstanding shares of AEP and have committed to support this transaction. It's currently estimated that the necessary regulatory agency approvals will be obtained and that the transaction will be closed in the December quarter.

Turning to slide 6, I want to highlight the top strategic reasons why this acquisition will create significant incremental value for Berry's shareholders. There's a highly complementary and synergistic fit between AEP and Berry's Engineered Materials Division. The accommodation of AEP with Berry's Engineered Materials Division strengthens Berry's position as a significant player in polyethylene film products in North America. Over the past several years, Berry's Engineered Materials Division has achieved dramatic growth in earnings and margins while delivering substantial free cash flow. Berry's Engineered Materials Division has also achieved high returns on invested capital. Together, we will be able to optimize complementary production capacities, reduce material and conversion costs, and better serve customers from an expanded North American footprint with a portfolio of products that is one of the most comprehensive in the industry.

The acquisition of AEP will increase the amount of Berry sourcing and conversion of polyethylene by nearly 1 billion pounds per year. The timing of this increase should be beneficial as we enter into a period where large tranches of new polyethylene capacities are being added in North America. We expect substantial and readily achievable cost synergies in this combination. Berry is a Company that has completed more than 40 acquisitions in our history, and in our typical transactions, we recognize cost synergies equal to about 5% of the acquired company's sales. We believe that we will exceed that target in the proposed acquisition of AEP. As Mark will discuss further today in detailing the financial metrics for this deal, we are starting with a conservative estimate of $50 million in annual cost synergies.

Next, we believe the execution risk of integrating AEP into Berry's Engineered Materials Division is very manageable. This is a North American businesses whose products, technologies, raw materials, channels to market, and manufacturing processes are very familiar to Berry. The AEP business will be completely integrated into Berry's existing Engineered Materials Division. The transaction structure for the combination of AEP with Berry will be net deleveraging after synergies. On an all-cash basis, our net leverage would remain at 4.7 times, consistent with our results as reported at the end of the third fiscal quarter. As proposed, the deal will be net deleveraging by approximately 2/10 of a turn, and we expect it to accelerate our time to reach the leverage target of less than 4 times net debt to adjusted EBITDA.

In this transaction, we chose to use our shares as partial consideration in order to accelerate our leverage reduction and to address several objectives. We believe that shareholders of AEP recognize the potential for significant value creation from the synergies and the opportunity for future upside through their ownership in Berry's stock. Finally, and most importantly, we believe that the acquisition of AEP will create substantial incremental value for Berry's shareholders. Using a conservative estimate of $50 million in cost synergies, we believe this transaction will be highly accretive to shareholder value and should add approximately $85 million in incremental free cash flow after synergies on a pro forma basis, which further enhances Berry's sector leading position.

And now I'm going to turn it over to Curt Begle, President of Berry's Engineered Materials Division, who will describe in more detail the proposed combination with AEP Industries. Curt?

Curt Begle - Berry Plastics Group, Inc. - President of Engineered Materials Division

Thank you, Jon. Good morning, everyone. As mentioned, we are very excited about the opportunity to combine our Engineered Materials Division with AEP. Their products, customers, geographic locations align well with our divisional strategy to expand in the North American flexible packaging market and provide our customers with the ability to realize supply-chain efficiencies and grow their businesses. Berry's Engineered Materials Division is a complementary overlap with AEP in all meaningful categories. While separately both businesses have delivered record financial results over the last several quarters, we expect that our combined size and scope will enhance our performance momentum and exceed the expectations of customers and shareholders alike.

As outlined in slide 7, AEP serves a diverse customer base with a broad portfolio of value-added products. In addition, their manufacturing footprint of 14 strategically located facilities aligns well with our 28 sites to provide superior response time and service to our business partners. Today, Berry participates in all the illustrated categories on the right-hand portion of the slide. AEP, along with Berry's extensive product portfolio and technology, enables us to become an even better one-stop shop option for customers with flexible film needs.

We will now move to slide 8. As previously stated, Berry has a consistent track record of delivering on expected synergies in our history of over 40 acquisitions in the past 30 years. Throughout our diligence process, we gained a high level of confidence in our ability to achieve the aforementioned annual cost synergy target of $50 million. Specific areas of focus will be in the procurement of raw materials, improved utilization of key assets across both networks of operations, and more efficient means of transporting products to customers utilizing an enhanced plant network. We have a proven track record of being able to adopt and incorporate the best practices of acquired businesses into Berry. During the AEP site visits, our diligence team identified manufacturing processes that will enhance the efficiencies of our existing platforms after the closing of the transaction. In turn, we believe our raw material sciences and technologies will provide tremendous benefits to the combined product cost structure.

Since founding AEP in 1970, Brendan Barba and his team have created an industry-leading producer of packaging film known for exceptional customer service. We are honored to have the opportunity to join forces with this great company and take our business to new heights. I am confident that our teams will work diligently to optimize the combined company while seamlessly delivering a best-in-class value proposition to our customers. I will now turn the call over to Mark to review our financial metrics, Mark.

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Mark Miles - Berry Plastics Group, Inc. - CFO

Thanks, Curt. As stated earlier, the accommodation of Berry with AEP will create significant synergy opportunities. We view these synergies to be low risk, highly achievable, and on the conservative side of the synergies we typically have achieved with our past acquisitions. On slide 9, we have presented financial and other data of AEP and our engineered materials business, which has partial overlap with AEP's business. We believe that margin opportunities exist and will be realized through the aforementioned cost synergies. Using the conservative cost synergy estimates, our Engineered Materials Division generated revenues of $2.6 billion and adjusted EBITDA over $400 million on a pro forma basis for the last four quarters reported.

Additionally, these businesses are very capital efficient and generated pro forma adjusted EBITDA less capital expenditure margins of over 14%. In addition to the annual cost synergies, we also believe that we will be able to decrease the combined capital needs of the business through improved sourcing and by taking advantage of complementary available capacity. In aggregate, on a pro forma basis for the last four quarters reported, Berry generated sales and adjusted EBITDA of approximately $7.6 billion and $1.4 billion respectively. Given our continued focus on value creation, as Jon mentioned, we have preliminarily identified more than $50 million of annual run rate cost synergies with the combined company capable of producing significant consistent free cash flows. Berry, with AEP, will have approximately 23,600 employees with each having a dedicated and similar culture, which is something that we view as valuable for employees, customers, suppliers, and shareholders. Additionally, like Berry, AEP has a strong reputation for quality and customer service.

Slide 10 shows the components of Berry's four quarters ended adjusted free cash flow as of the most recent ending quarter of $475 million. Free cash flow has been a core competency and focus of Berry for decades and has been a key contributor to Berry's historical success. The consumer oriented disposable nature of Berry's diverse products in stable end markets has provided consistent and predictable free cash flows. The addition of the AEP business increases this by $85 million after the realization of cost synergies based on their last four quarters reported thereby accelerating our deleveraging trajectory toward our stated objective of 4 times or lower. As referenced in the chart on the right side of slide 10, from a free cash flow yield perspective, this incremental cash flow adds another 1% to Berry's sector leading yield of 10% as of the end of June bringing our pro forma yield to over 11%. And from a quantity of cash flow, the addition of AEP advances Berry further in the top quartile of the space with a pro forma adjusted free cash flow of $560 million.

As we have stated in prior communications, Berry generates consistent and predictable free cash flow and earnings despite plastic resin cycles, macroeconomic uncertainties, or market movements. We believe our ability to consistently generate substantial free cash flow and redeploy that cash toward our stated objectives is one of the most attractive aspects of Berry's equity story. And now, I will turn it back over to Jon.

Jon Rich - Berry Plastics Group, Inc. - Chairman & CEO

So to summarize on slide 11, for all the reasons we have outlined today, we are extremely excited about the opportunity to acquire AEP Industries and combine it with Berry Plastics. As I stated before, there are strategic, tactical, and economic reasons why we believe this is a very attractive transaction for Berry shareholders. There are compelling cost synergy opportunities that we are conservatively forecasting at $50 million per year. The similarities in the geographic footprint, product offerings, channels to market, manufacturing processes and technologies between AEP and Berry's Engineered Materials Division, reduce the integration risk as we combine the two entities. The transaction will be deleveraging and is expected to reduce the targeted time to achieve our goals of 4 times net debt to adjusted EBITDA.

The increased scale in operations as well as resin sourcing and conversion are a key advantage, with the timing of the acquisition sitting well with new polyethylene capacities coming onstream in North America. Ultimately, in its totality, this deal should be very accretive to shareholder value while significantly increasing our annual free cash flow generation. We look forward to working closely with Brendan, Paul Feeney, and the entire leadership team at AEP as we complete this transaction, successfully integrate the two businesses, and create significant value for all of our shareholders. This is truly the classic example of an M&A transaction where one plus one not only equals three, but meaningfully more than that over time as we fully integrate these two great organizations. Thank you for your interest in Berry Plastics, and now we are ready to take your questions.

QUESTION AND ANSWER

Operator

Ghansham Panjabi, Robert W. Baird.

Mehul Dalia with RW Baird

Hi, good morning. this is actually Mehul Dalia sitting forgotten how you doing

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Jon Rich, CEO

Morning

Mehul Dalia with RW Baird

Great. How sustainable is a hundred million of LTM EBITDA for AEP? It seems like over the last five years AEP’s EBITDA has averaged closer to 70 million so anything meaningful we should be aware of like a price/cost benefit that may not recur and that's in the numbers right now?

Jon Rich, CEO

I would say over the last several years in several quarters you've seen a significant improvement in Berry’s engineered materials division and likewise AEP has been experiencing the same macroeconomic dynamics that have positive business to improve as well. We did a very detailed diligence examination of the business and we are very confident that they can maintain and increase that level of performance.

Mehul Dalia with RW Baird

Great and can you talk about Berry's ability to simultaneously integrate AVINTIV and AEP at the same time it seems like a lot of manpower will be necessary so any risk of stretching yourself to thin

Jon Rich, CEO

Well, we're very pleased with the progress we've made over the last year and the integration of the AVINTIV the business which is entirely encompassed into Berry's Health Hygiene and Specialties division. We anticipate that the acquisition of AEP will incorporate in its entirety into Berry’s engineered materials division and I have a high degree of confidence that we can successfully integrate this acquisition as we have the many others that we've done over the years.

Mehul Dalia with RW Baird

Great, and one last one. Can you break down your synergy by the major buckets that you’ve outlined procurement operational improvement best practices logistics any sort of rough estimate for each of those

Mark Miles, CFO

Sure. Historically, our synergies have come in three primary categories that being sourcing, operations, and SG&A, roughly speaking, those have been around the third of third a third each acquisition know however has different percentages and as we as a transaction closes and we come out more with more details on the transaction we’ll provide more information but I would expect those transaction to have synergies in all three of those categories consistent with our prior acquisitions.

Mehul Dalia with RW Baird

Great. Thank you very much.

Operator

Brian Macquire Goldman Sachs.

Brian Macquire, Goldman Sachs

Good morning, guys. Congratulations on the deal.

Jon Rich, CEO

thank you, Brian.

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Brian Macquire, Goldman Sachs

Jon, I was wandering if you could explain what sort of drove the timing here I know you guys have been on a path towards deleveraging organically with paying down debt with cash flow you generated it seems like a little bit of a different track your issuing of equity to do the deal, so I was just wondering what we should read into the timing here – if it was driven by the seller and maybe if you could comment on whether it was an auction process or not

Jon Rich, CEO

Well we’ve been familiar with AEP for a long time. We’ve long admired the accomplishments and thought that the combination with very would be attractive but I would say the first contact for us to become involved with this was after AEP concluded their own strategic evaluations and retained some advisors and those advisors reached out to us. Once we assessed that we could complete this transaction and that we could complete in a manner that was consistent with our top priority of accelerating or maintaining the pace at which we are deleveraging the Company, we move ahead. I would say were very very excited about this opportunity to combine these two great Company's.

Brian Macquire, Goldman Sachs

Okay, thanks. And could you comment on the timing on achieving the $50 million of synergies and what sort of cash cost you’d expect to incur in order to get them

Mark Miles , CFO

Sure. Brian, it is Mark. You know historically, we've achieved synergies roughly half in the first year with the remaining half coming over the next couple of years. And the cost to achieve those historically has averaged about 1 to 1. So for every dollar of synergy requires a dollar of cost again we will come out with more details around this as we approach closing but I would say based on our diligence this one should be very similar to our historical acquisitions.

Brian Macquire, Goldman Sachs

Okay. One last one for me. Is the $50 million of cost synergies is that a serum any incremental drop in polyethylene price or is that really just assuming the difference in each Company's sourcing ability and current pricing thanks

Mark Miles, CFO

It does not. It does not encompass a drop in polyethylene for us price the sourcing synergy that we've assumed is better buying on a combined basis for all raw materials.

Brian Macquire, Goldman Sachs

Okay. Thanks very much.

Operator

Jason Fruechtel with SunTrust

Jason Fruechtel with SunTrust

Hi, good morning

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Jon Rich, CEO

Morning, Jason.

Jason Fruechtel with SunTrust

I think you pointed out in a reconciliation tables that CapEx for AEP over the last four quarters was $10 million. I think the company was expecting to increase their CapEx to about $20 million $25 million on a normalized basis – Do you anticipate keeping CapEx to $10 million or will you need to increase the capital levels the Company has previously targeted

Mark Miles, CFO

We think the annual capital requirements of this business are about $20 million and that’s what we modeled as we consider the acquisition. Although as I mentioned earlier, we do think there's going to the opportunity to reduce the combined capital spending as part of our diligence process we identified available capacities that complemented each other where we were tight they had some capacity and vice versa. So ultimately that should drive down our capital but I think roughly speaking $20 million a year is a good assumption for this business going forward.

Jason Fruechtel with SunTrust

Okay, and do have an estimate on how much capital you can reduce as you can buy the Company's

Mark Miles, CFO

No. We haven't disclosed that but as we give our guidance on annual basis will certainly consider those findings as we move forward.

Jason Fruechtel with SunTrust

Okay, thank you. And on a percentage basis, roughly how much overlap is there between AEP’s product offering and the product offering in your engineer material business.

Curt Begle, President of Berry’s Engineered Materials Division

It is greater than 90% in terms of the market that we participated this is covered in the product lines and customer base that we service today.

Jason Fruechtel with SunTrust

Okay great thank you.

Operator

Debbie Jones, Deutsche Bank.

Debbie Jones, Deutsche Bank

Hi, good morning.

Jon Rich, CEO

Good morning

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Debbie Jones, Deutsche Bank

I was hoping you could comment a bit on one kind of the growth volume outlook for this Company after AEP and also the contract structure the existing Berry business as kind of a 75% what do we know about AEP?

Jon Rich, CEO

I would say look we have we think Berry's engineered materials division will grow 1 to 2% per year. We believe that AEP because of the participation in the same segments will be similar. And with regarding the relationships with customers, we think their agreements look market-based as ours are.

Debbie Jones, Deutsche Bank

Okay. And then just can you talk about your M&A strategy going forward does it suggest that this segment is more of a priority for you this isn't something I think was on a lot of people's radar screens just wanted to get your thoughts on that

Jon Rich, CEO

Look, I think we are very excited about this acquisition and because of the very accretive nature of it and significant synergies we thought it was an important acquisition to do. Strategically, we still are very excited about the health hygiene and medical segments at not only here in North America but around the world. But whatever we do it's going to be consistent with our stated priorities to achieve the leverage goal.

Debbie Jones, Deutsche Bank

All right, thanks. I'll turn it over.

Operator

George Staphos, Bank of America

George Staphos with Bank of America

Hi, everyone good morning. Thanks for taking my questions. Jon, I guess first question I had and it touches a little bit on what some of the other folks have asked as well — if I look at AEP, I've seen EBITDA over the years cycle maybe it's a little too low but between $50 million and $100 million we've seen capital spending as high as $40 million now it is trending to 10 … what points would you relay to investors to make us all comfortable that you're not buying this at a relative peak in free cash flow because those ratios and figures would suggest that you might be so help us understand why you're comfortable about that not being the case

Jon Rich, CEO

I think if you conversely if you track the last 3 to 4 year performance of Berry's engineered materials business, as Curt described, which we believe is very similar to the AP business, we have every reason to believe that as part of Berry that business will perform as well and with the synergies even better than Berry's Engineered Materials

George Staphos with Bank of America

So you believe that EM has been improving more for structural reasons not cyclical reason that be true Curt

George Staphos with Bank of America

And if so explain why you feel that way we again should be comfortable with that

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Curt Begle, President of Berry’s Engineered Materials Division

Sure George. For us it definitely from a structure standpoint we’ve gone through a number of various historical investments to make sure we were rightsizing our overall footprint and that we are investing in the type of technologies that were going to be able to drive some value added product lines for customer base and we believe that some similar tactics AEP has performed over the course of the past couple of years. And, just in terms of the competitive landscape and value proposition we’re offering our customers we are confident that we can continue down this path of delivery for shareholders.

Jon Rich, CEO

George, I would just add onto that that look I think AEP has done a very very good job of running their business. They took some steps in the past to do some acquisitions and had some capital addition requirements that were consistent with the steps they were taking at the time …those were appropriate for them at the time… and we think those are now complete and we have every reason to believe that the combined business will perform consistent with what we've seen at Berry's engineered materials

George Staphos with Bank of America

Okay Jon thanks I had forgotten about that that's very helpful on a CapEx side. Again same line of questioning to some degree, AVINTIV which was somewhat different tact for the Company a year ago got you into higher-margin more value-added potentially more growth oriented markets. AEP clearly has a great legacy in commodity film markets but it is a commodity film producer and therefore we've seen somewhat different in course relative to where you seem to having wanted to take Berry with AVINTIV so help us reconcile those two seemingly different directions in terms of your M&A strategy and might this be at some point an approach to getting the sizes of EM sufficiently large for maybe it could be a standalone business separate from Berry how would you counsel us to think about that?

Jon Rich, CEO

Well, first, I would say as you have described George, we view the acquisition of AVINTIV as strategic and transformational it got us much more diversified into health hygiene and medical markets and provided a terrific International platform for Berry to grow. I view the acquisition of AEP as very synergistic and complementary to our EMD division and while it has a large scale, I would describe it more as a classic bolt-on acquisition to our EMD division. And with regarding your last point, George, I'm going to work between now and December to close this deal and I'm not going to get too far ahead of myself other than to focus on that.

George Staphos with Bank of America

Okay. Last one and then I’ll turn it over, Curt could you give us some market shares for some of the key markets that the combined business will be operating in and the Berry existing market share — thank you, guys I will turn it over with that.

Curt Begle, President of Berry’s Engineered Materials Division

Thanks George. You know obviously as you guys saw illustrated on the slides there's a number of different product lines in markets that AEP serves where we do have some presence in those as well but just in terms of going back to your earlier comments regarding films — the flexible packaging market is an attractive space in North America and we continue to find ways to grow our overall business and bring more value to our customers product line extension so from that standpoint we believe that the combination of the two as stated earlier will really give our customers that one-stop shop feel on a much greater scale.

George Staphos with Bank of America

So are there any markets you could relay market shares in and thanks I'll turn it over with that

Jon Rich, CEO

George, we're going to focus between now and the close on the things we have to do to close … so, once we close the business we will have more to say about the combined business going forward

George Staphos with Bank of America

Okay Jon we understand thank you.

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Operator

Bill Hoffman RBC Capital Markets

Bill Hoffman, RBC Capital Markets

Just a couple more detail question on the contracts you talked Jon, you said that general market contract can you talk about the past similar to what your pastors are

Jon Rich, CEO

Yes back to set

Bill Hoffman, RBC Capital Markets

This back to George question on the market shares I wonder if there's any thoughts from an FTC standpoint had a spinoff any parts of the business or any thoughts about that

Jon Rich, CEO

Obviously we've done our homework upfront in terms of the appropriate reviews and gotten appropriate counsel we don't think they're going to be regulatory issues here but of course the appropriate agencies have to complete their reviews and will do so in the coming months.

Bill Hoffman, RBC Capital Markets

Okay. And then just last question about. AEP -business, if you had to quantify how much of it do you consider commodity versus specialty value-added product

Jon Rich, CEO

I think you guys typically categorized these as commodities, but when we talk to our customers they always have individual needs and specifications for each product but actually it's quite complex broad and technically a specified product offerings that have to work in each customer's application so I'm not sure that I would categorize it as commodities in general.

Bill Hoffman, RBC Capital Markets

Okay thank you good luck.

NEW SPEAKER

Arun Viswanathan with RBC capital

Arun Viswanathan with RBC Capital Markets

Hi thanks, good morning I guess I wanted to touch on a couple more things so getting back to the cyclicality issue, looks like you would actually have been at a low point —maybe 20- 30 million over the last 15 years average about 60 million, is there any chance that you get back into that 60 $70 million range and if you do, in the sense that polyethylene goes up next couple of years, is it synergy target necessarily fair to offset some of that volatility or what are the other levers you have to kind of combat that kind of volatility

Jon Rich, CEO

I would say that as you go back and look at the historical performance of AEP, their financial performance was not as connected to market cyclicality as it was to specific actions that were appropriate for their business at the time they were taking those actions. They did some acquisitions and some very appropriate capital

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additions those had a short-term impact which are now past which is why they’re achieving such great results today. In general I would say this is not a cyclical market and if you look at the recent performance of Berry's Engineered Materials Division, I think you'll get a sense that it is quite stable and predictable demand.

Arun Viswanathan with RBC Capital Markets

Okay that's helpful and I guess the other question was on the contracts themselves I guess my understanding was that more of your past due was on the polyethylene still negotiated market is that correct and is that the same situation for AEP would you look to change or contract in all of your polyethylene business

Mark Miles, CFO

Sure that is true on the resin pass through percentages higher on poly propylene-based products that polyethylene-based products in this business is similar to out engineered materials pass through on polyethylene very similar

Arun Viswanathan with RBC Capital Markets

Okay great. And then just lastly on the other questions as far as strategy and growth going forward, A) are there other opportunities you continue to look at in your pipeline and B) this does add little bit more cyclicality to your portfolio what would you say to investors with that question you did add AVINTIV with the idea of potentially increasing your topline growth does this do that as well … would you look to do that for other transactions?

Jon Rich, CEO

I would say we continue to be very excited about both acquisitions as I said before the AVINTIV acquisition being strategic and transformative we are still very positive on the growth of those health hygiene medical markets as well as International growth with our EMD division is acquisition we are discussing today and highly synergistic very complementary and extremely accretive to Berry's shareholder value we have high confidence we can integrate both of these businesses going forward we will continue to focus on shareholder value, reaching our leverage targets and ultimately figuring out how to enhance the value of our shareholders.

Arun Viswanathan with RBC Capital Markets

Alright thank you.

Operator

Mark Wilde BMO capital

Mark Wilde, BMO Capital

Good morning. Curt, I wondered if you could just talk about the extent to which you might be picking up some business here that you'd actually shed four or five years ago after you bought Pliant and Covalence when you are kind of shutting low margin business because if I go back and look, it seems like AEP had tremendous growth during that period that was kind of simultaneous with you shedding some low margin business.

Curt Begle, President of Berry’s Engineered Materials Division

Hi Mark. Thank you for your question. As we look at again the two businesses combined and where we play we're excited about the flexible packaging market just in terms of what is a strength for us and where we decide to invest our capital and where they found strength of them and where they decided to invest their capital market so from our standpoint again the exciting thing is the time you make an acquisition like this … there are customers on our end and on their and where we've had very difficult times breaking down barriers and securing new business and finding ways to grow the overall portfolio so we're excited about the new customers that we will take on and excited to enhance existing relationships we have today with the expanded product lines at AEP brings to Berry

Mark Wilde, BMO Capital

Curt, do you have any kind of early view on sort of what the facility rationalization opportunities might be?

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Curt Begle, President of Berry’s Engineered Materials Division

No. At this point, again the focus will be on the integration of the processes and best practices so it is premature for us to have any of those type of discussions.

Mark Wilde, BMO Capital

Okay and then Mark, they've got some even quarter notes I mean as most of their debt structure are you planning to take those out?

Mark Miles , CFO

Yes. I part of our basic premise here is to refinance their debt for obviously as we approach closing … our plan would be to pay off the equity obviously in cash for the 50% and refinance that debt combined with a new incremental term loan.

Mark Wilde, BMO Capital

Any interest savings are not part of the synergies, is that correct?

Mark Miles, CFO

That is correct. That's a good point, Mark. That is correct. The synergies that we refer to would be synergies that would be EBITDA generating.

Mark Wilde, BMO Capital

Okay. And then, Jon, just one last question. You mentioned the growing size of your purchase and polyethylene at the same time we've got capacity that's in the pipeline here in North America, for the last three or four years you talked about sort of the potential to do some larger procurement contracts does this push you closer to that and can you update us on your thoughts about maybe being able to strike some kind of a longer-term deal with resin producer?

Jon Rich, CEO

As we discussed today, we think that's one of the many attractive features that got us excited about this combination. We do see that for a lot of good reasons there's capacity being added to North America and as I've said many times, one of Berry's key strategic advantages is it scale in totality which helps us both in sourcing and in reducing our conversion cost. We think the timing of this is appropriate.

Mark Wilde, BMO Capital

Okay very good I will turn it over.

Operator

Brian Maguire, Goldman Sachs.

Brian Maquire with Goldman Sachs

Hey guys just a couple follow-ups. Maybe more for Mark than for Jon but can you use your NOLs on AEP's earnings as available there

Mark Miles, CFO

Yes we would be able to utilize NOLs — Berry's NOLs will be offset by these earnings at

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Mark Miles, CFO

After the acquisition obviously

Brian Maquire with Goldman Sachs

And just on the share issuance math in my right to think it's about is it about six and half million shares of Berry that will be issued and you'll be taking on about 485 million of additional debt and assumed that

Mark Miles, CFO

That sounds about right Brian

Brian Maquire with Goldman Sachs

Okay and one last one for me can you just remind us in prior acquisitions what the synergy capture you actually realized when it was all said and done and any reason structurally why it would be lower at AEP

Jon Rich, CEO

As we said earlier, we've done many acquisitions at Berry we typically achieve about 5% of sales in terms of our realized synergies as the average we believe that this transaction for all the reasons we discussed today will be higher than that.

Brian Maquire with Goldman Sachs

Great thanks very much.

Operator

And our final question

Operator

George Staphos Bank of America

George Staphos with Bank of America

Hi everyone thank you for taking my follow-ons so I guess first question I had, Jon or Mark is there any significance over the next 12 months on the timing of this transaction assuming you close it as you do before I think you said fourth calendar quarter if I read the release correctly, in terms of your ability to get the synergies earlier on, or might the timing be such that you missed that initial opportunity to get the purchasing synergies is really what I'm getting at in terms of your purchasing transaction you may be doing

Jon Rich, CEO

I'm sure as you're aware between now and the time we close we are going to run our business as appropriate and so will they … whatever we can do in that period but primarily we’ll focus after the close on achieving the objectives and I don't think that period of time is going to change the dynamics of the opportunities we see for synergies.

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George Staphos with Bank of America

Okay thank you for that Jon and back to AEP and how specialty it is versus commodity and I think you said you really think this is much more of a specialty business given the specifications that you found at AEP has with its customers I guess to some degree too using your wording the difficulty at times you've had breaking into submarkets are customers that they typically had at the same time I look at their business and I see a business that has roughly about a 9% trailing twelve month EBITDA margin versus EM which is around 18% even if I throw the synergies in total that you targeted at 50 million that would only get me to 13% or so and change and so help me reconcile this as to why this is a specialty business and yet when we look at the margins optically there still much lower than your existing EM business.

Jon Rich, CEO

If you look at our EM business the first thing you should do is take our tapes business also that's a big segment that we play and if you take tapes out you can look at the deltas between Berry's EMD business and AEP long term, we don't believe there's any reason why that should be this summer. And I will leave it up to Curt to give you some sense of why from a customer perspective each application is really a specialty application

Curt Begle, President of Berry’s Engineered Materials Division

Sure when you think about service first of all with customer bases you can look at the geographic locations in the level of service that each of us are able to give within the strength of our geographic footprint in North America so by combining those who are already able to bring some value by making sure we're putting into the right places of another area obviously on the material science side and some of the value add that you can bring to the performance of overall product line so as you look at the overall mix of the business it's combining the best of all worlds of where you have a competitive advantage and differentiation within the markets that you're selling in, George

George Staphos with Bank of America

Okay thanks Curt. Two quick ones and then I’ll turn it over, can you remind us how big tapes is and I missed it when you were answering one of your other questions penciling out debt at roughly about 6.1 billion pro forma is that correct or anything that I’m missing there thank you guys and good luck for the rest of the quarter with the transaction

Jon Rich, CEO

George I’m not going to give the exact size of the tapes business - but it is less of a third of the total and I will let Mark talk about

Mark Miles, CFO

George can you repeat your question and what number you’re asking about

George Staphos with Bank of America

Just total net debt I penciled that at $6.1 billion I think one of the other folks asked a similar question I just missed your response I just wanted to confirm or correct that number?

Mark Miles, CFO

On a combined basis pro forma for the acquisition is that your question?

George Staphos with Bank of America

Yes sir

Mark Miles, CFO

Make sure I understood. It would be right around 6.1.

NEW SPEAKER

Okay. Thank you, Mark. Thanks, everyone.

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Operator

That concludes the Q&A session all about the call back over to Jon for closing remarks.

Jon Rich - Berry Plastics Group, Inc. - Chairman & CEO

Let me conclude by stating again how excited we are to have this announcement today and to put two great Companies together in Berry and AEP Industries we look forward to working hard in the next few months to bring this to a close. We appreciate your interest in Berry plastics and we will talk to again next at the regularly scheduled conference call. Thank you everybody.

Operator

Thank you ladies and gentlemen that does conclude today's conference. You may all disconnect and everyone have a great day.

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Forward Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events.  All statements regarding Berry’s, AEP’s or their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, merger integration, growth opportunities, dispositions, expected lease income, plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “would,” “will,” “seeks,” “approximately,” “outlook,” “looking forward” and other similar expressions or the negative form of the same are forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Berry and AEP caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that the conditions to closing of the merger may not be satisfied; (iii) the ability of Berry to integrate the acquired business successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Berry, AEP or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Berry’s or AEP’s business, including current plans and operations, (vii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (viii) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices on a timely basis, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments and (xi) catastrophic loss of one of our key manufacturing facilities, natural disasters, and other unplanned business interruptions; as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the Securities Exchange Commission (“SEC”) in connection with the proposed transaction. The list of factors presented here, and the list of factors to be presented in the registration statement on Form S-4, should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles or impediments to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Berry’s or AEP’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Berry nor AEP assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Berry and AEP with the SEC (when and if they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Berry with the SEC will also be available free of charge on Berry’s website at www.berryplastics.com or by contacting Dustin Stilwell, Head-Investor Relations, Berry Plastics Group, Inc., 101 Oakley Street, PO Box 959, Evansville, Indiana 47710, (812) 306-2964, ir@berryplastics.com. Copies of the documents filed by AEP with the SEC are available free of charge on AEP’s website at www.aepinc.com or by contacting Paul M. Feeney, Executive Vice President, Finance and Chief Financial Officer, AEP Industries Inc., 95 Chestnut Ridge Road, Montvale, New Jersey 07645, (201) 807-2330, feeneyp@aepinc.com.

Participants in Solicitation Relating to the Merger

Berry, AEP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AEP’s shareholders in respect of the proposed transaction. Investors may obtain information regarding the names, affiliations and interests of Berry’s directors and executive officers in Berry’s Annual

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Report on Form 10-K for the year ended September 26, 2015, which was filed with the SEC on November 23, 2015, and its proxy statement for its 2016 Annual Meeting, which was filed with the SEC on January 20, 2016. Investors may obtain information regarding the names, affiliations and interests of AEP’s directors and executive officers in AEP’s Annual Report on Form 10-K for the year ended October 31, 2015, which was filed with the SEC on January 14, 2016, and its proxy statement for its 2016 Annual Meeting, which was filed with the SEC on February 25, 2016. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from Berry and AEP, as applicable, using the sources indicated above.

No Offer or Solicitation

This material is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Berry expects to prepare and file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to Berry’s proposed acquisition of AEP.  Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC if and when they become available because they will contain important information about the proposed transaction.

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